EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three	For the Nine
	Months Ended	Months Ended
	September 30, 2013	September 30, 2013

Earnings before income taxes	$1,044	$2,229

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(21)	(72)
Dividends from less than 50% owned affiliates	—	58
Fixed charges	263	860
Interest capitalized, net of amortization	(1)	(1)

Earnings available for fixed charges	$1,285	$3,074

Fixed charges:
Interest incurred:
Interest expense	$234	$775
Capitalized interest	1	1

	235	776
Portion of rent expense deemed to represent interest factor	28	84

Fixed charges	$263	$860

Ratio of earnings to fixed charges	4.9	3.6